EXHIBIT 99.1

AB Volvo on Dow Jones Sustainability Indexes for Fourth Consecutive Year

GOTEBORG, Sweden, Sept. 19, 2005 (PRIMEZONE) -- AB Volvo is again qualified to be included on the Dow Jones indexes of the world's 250 companies that are in the forefront in long-term sustainable development. Volvo is included on the Dow Jones Sustainability World Index (DJSI World) as well as on the Pan-European Sustainability Benchmark (DJSI STOXX).

For the fourth consecutive year, AB Volvo is on DJSI World due to the Group's sustainability efforts within financial, environmental and social issues. This means that AB Volvo is deemed to be among the top 10% of the world's best companies in terms of combining financial profitability with environmental care and concern for social aspects. AB Volvo received particularly high marks for the manner in which the company handles financial and environmentally related matters.

Within AB Volvo's operating sector, industrial engineering, there is a total of only eight of 70 companies in the world that succeeded in qualifying to be included on DJSI World. Since 2004, AB Volvo has also been on DJSI STOXX, an index comprising the leading European companies with regard to long-term sustainable development.

September 19, 2005

For further information, please contact Marten Wikforss, +46 31 66 11 27 or +46 705 59 11 48

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 81,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to 20 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm and on NASDAQ in the US.

This information was brought to you by Waymaker http://www.waymaker.net

The following files are available for download: http://wpy.waymaker.net/client/waymaker1/WOLReleaseFile.aspx?id=131870&fn=wkr0001.pdf

-0-